October 4, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing Amendment Information with Respect to Period Covering October 1, 2022 through November 1, 2023 for First American Funds, Inc. (811-03313) (the “Fund”):

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the Fund referenced above:

•	An amendment to the previously-executed fidelity bond for the period from October 1, 2022 through November 1, 2023 (see Exhibit 1).

Please note for the Commission’s records that premiums have been appropriately paid for the period from October 1, 2022 through November 1, 2023.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Richard J. Ertel

Richard J. Ertel

Secretary

Enclosures